SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 3, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, May 3, 2024 regarding “Ericsson to utilize mandate to transfer shares”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: May 3, 2024

PRESS RELEASE May 3, 2024

Ericsson to utilize mandate to transfer shares

Ericsson’s (NASDAQ:ERIC) annual general meeting on April 3, 2024 authorized the company to, in conjunction with the delivery of vested shares under the long-term variable compensation program 2021 (“LTV 2021”), prior to the annual general meeting in 2025, retain and sell no more than 60% of the vested LTV 2021 shares of series B in the company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the participants in relation to the performance share awards for remittance to revenue authorities. Ericsson has decided to utilize the authorization to transfer shares for these purposes.

The transfer of these shares may take place on Nasdaq Stockholm during the period from and including May 3, 2024 up to the annual general meeting 2025 at a price within the price interval registered from time to time.

Ericsson currently holds 12,184,543 shares of series B in the company and the maximum number of shares that may be transferred on Nasdaq Stockholm pursuant to the decision to utilize the authorization amounts to 345,673 shares of series B in the company.

NOTES TO EDITORS:

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ABOUT ERICSSON: Ericsson enables communications service providers and enterprises to capture the full value of connectivity. The company’s portfolio spans the following business areas: Networks, Cloud Software and Services, Enterprise Wireless Solutions and Global Communications Platform. It is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s innovation investments have delivered the benefits of mobility and mobile broadband to billions of people globally. Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

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